UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 2
                                 ---------------
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS



                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                              SALEOUTLET.COM, INC.
                              --------------------
                 (Name of Small Business Issuer in its Charter)



              Nevada                                   88-0399260
              ------                                   ----------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)


         132 West 21st Street
             New York, NY                                  10011
             ------------                                  -----
(Address of Principal Executive Offices)                 (Zip Code)



                           Issuer's Telephone Number:
                                 (212) 691-0288


        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         SaleOutlet.Com, Inc. ("SaleOutlet" or the "Company"), was incorporated in Nevada on September 1, 1995. The Company was formed specifically to seek viable businesses or enterprises to acquire but had not located such a candidate. From inception until March 1, 1999, the Company had no operations and conducted no business.

         In March, 1999, then current management of the Company successfully negotiated with a small group of individuals who had many years of marketing experience and were poised to introduce an Internet based consumer driven business. As a result, former management resigned and a new Board of Directors and management team was installed. The Company changed its name to SaleOutlet.Com and in May, 1999, the Company launched its new Internet based business.

(b)      Business of the Issuer

         (1)  Principal Products and Services and their Markets


         The Company offers its clients their own "sale site" where, for a flat fee, each client can offer 20 items for sale at a time. The client maintains the sale site for a limited period of time, based on renewals and/or terms. The client is able to update prices, copy or products for a flat per-item charge after the first 20 items, and for a yearly maintenance fee, can make unlimited changes. The site allows the Company's clients to sell off overstocks without having to sell these overstocks to a jobber at pennies on the dollar. It allows the client to set its own price for an item provided it is at a discounted price within the parameters established by the Company. The low cost of posting merchandise on the Company website provides a client with the potential for a significant return on its investment in a relatively short period of time. It also allows for a client to maintain its public image by not selling its overstocks to a wholesaler.


          The items available for sale on the website range from jewelry to crystal to golf bags at discounts of 10% to 50% off regular retail prices and are available 24 hours a day, seven days a week. Currently, the Company offers items from 25 to 100 clients at a time on its saleoutlet.com web site. It is anticipated that this number will increase significantly over the next 12 months. A search for a particular product can be conducted by item name, category or price. The search engine searches the entire database of all clients' products and then displays the matches for the viewer. This allows a customer to shop all stores of all clients from one search engine. A description and picture of the item listed for sale are also provided. A customer need only fill one shopping basket for all items to be purchased regardless of how many stores he purchases from in one shopping trip. As a result, only one checkout is required. The Company's software calculates all taxes and shipping and handling charges and posts all totals. For the quarter ended June 30, 1999, two clients, Mod Graphics, Inc., and Perfect Fit, Inc., accounted for approximately 70 % and 25%, respectively, of the Company's revenues.

         The Company derives its revenue from six sources:

                           1) Commissions. The Company receives a 10% commission
                  of the sale price on each item sold through its web site, net of any shipping, handling or other charges assessed by the client. The Company will begin invoicing clients for commissions on all merchandise sold commencing in August, 1999 and on a monthly basis thereafter. Management expects that this will be a material source of the Company's revenue.

                           2) Site and Change Fees. Commencing in 2000, the
                  Company will charge each new client an initial site fee of $5,000 for its participation in and selling its products through the Company's web site. The Company currently charges its clients a fee of $40.00 for each product change after the first 20 products listed for sale and will continue to do so. A client may also choose to pay a flat fee which will allow for unlimited product changes over a certain time period.


                            3) E-Mail Database Rental. The Company intends to
                  rent its e-mail name and address database to third parties. This is information that it collects through its saleoutlet.com web site. The industry rate for this information can vary greatly, from $.05 per name and address to as much as $10.00 or more for a single name and address based upon specific demographics such as age, gender, income, interests, etc. Based upon the rate at which the Company has collected names and addresses on a monthly basis since early July 1999, the Company expects to have a database of approximately 10,000 names and addresses by December, 1999 and anticipates that it will commence renting this database in the first quarter of 2000.


                           4) Web Site Creation. The Company expects that it
                  will generate revenue by charging fees for the creation, design and building of web sites for its clients which will effectively be an enhancement of the "mini" sites it designs and builds for clients for use in conjunction with the saleoutlet.com web site. The fees are based upon hourly labor rates of $125.00 per hour.

                           5) Catalog Design and Marketing. Management's prior
                  experience was in the design and production of mail order catalogs for their clients. It is anticipated that this traditional business will also be continued by the Company for its current clients and for new clients in the future. Customarily, fees for these services are $400 - $500 per page for creative design, $2,500 per day for photography and approximately $500 per page for film separation.

                           6) Web Site Advertising. The Company's web site will
                  include what is referred to as "banner advertising" which is expected to be a significant source of revenue. Such advertising will be sold to clients and others for a fee which will be based on several factors such as time and space. Banner advertising fees on web sites customarily average approximately $10 to $50 for each click per user (CPU). Management does not anticipate that it will participate in a barter program for banner ads in the forseeable future.

          The Company began to recognize revenue from operations in June, 1999, approximately one month after the initial launch of its web site. These revenues are primarily attributable to fees charged to clients for web site design in connection with their inclusion of products for sale through the Company's web site. Management intends to immediately recognize revenue from the initial site fees it will charge new clients commencing in 2000.


           The Company is taking advantage of the growing number of consumers who purchase merchandise via the Internet by creating a one-stop shopping type of experience while at the same time providing the benefits of an outlet mall shopping experience because of the variety of goods available at discounted prices. To increase client awareness of its web site, the Company purchases space advertising in trade publications, including "Catalog Age" and "Direct Magazine", and management attends trade shows throughout the United States. In addition, the Company also utilizes direct mail and e-mail to reach potential clients. The Company employs a banner ad program on several different Internet search engines to advertise its web site. The Company owns the domain name "saleoutlet.com". By contract for a fee, the Company owns the words "sale" and "outlet" on the Go2Net.com search engine. Although these words may be used on other Internet search engines, when the word "sale" and\or "outlet" is entered on the Go2Net.com search engine, the Company's banner ad is immediately displayed at the top and bottom of the page. Its web site is also listed first on the line list. In addition, the following language is displayed: "Meta crawler suggests saleoutlet.com". By clicking the mouse on the banner ad, the Company's name on the first line of the line list or the Meta crawler language, the Company's name on the first line of the line list or the Meta Crawler language, the Company's web site is accessed. Management intends to renew the contract with Go2Net.com when it expires in December 1999.


           The Company also rents e-mail lists from third parties and is a member of link share. Link share is a consortium of approximately 700 companies, each of which provides free advertising on its web site for all other members. At the present time, the Company is only using computer based advertising to reach potential customers although it does solicit potential clients over the phone using targeted industry lists of companies.

           There are approximately 15,000 catalogs in the market place today. Many of the companies that publish catalogs are seeking ways to take advantage of the low overhead benefits of the Internet and sell their merchandise on-line. Management believes that there are thousands of clients and potential clients that will avail themselves of the Company's services because the Company provides such potential clients with a cost effective manner to sell their overstocked merchandise and realize profits other than selling to a liquidator which would result in a return of pennies on the dollar. In addition to liquidating their overstocks, a client also acquires a new buyer and name. Since the overall cost attributable to name acquisition in the mail order industry averages approximately $10 to $12 per name, this is a significant benefit to a client. The Company also offers a hyperlink to the client's web site thereby directing consumer traffic to them. The Company has created a web site where customers find items which are already discounted rather than going from site to site on a continual basis waiting for items to go on sale. Management believes that the Company has thereby created a sale search engine for the Internet.

         (2)  Distribution Methods

         In addition to Internet sales on the Company's website, the Company is enhancing the customer's shopping experience and convenience by offering an event reminder and bargain registry. The bargain registry allows a customer to register search parameters for particular items. When the system locates a match in its database the customer is automatically e-mailed an alert with a hot link to take him directly to that item. The event reminder allows a customer to enter specific dates for which he will receive an e-mail reminder at a predetermined date prior to those dates. The customer can then use the website and the bargain registry to shop for gifts for these events.

         The Company does not maintain an inventory nor stock any merchandise. It relies upon its clients to provide the listings of the merchandise for sale and its consumer goods' contacts and its internal marketing expertise to locate the requested merchandise. The vendor is responsible for delivering the merchandise ordered directly to the customer.

         (3)  Status of Publicly Announced New Products or Services

         The Company has no new publicly announced products or services.

         (4)  Competitive Business Conditions

         The sale of consumer goods over the Internet has exploded in the last two years. It is anticipated that by the year 2003 consumers will purchase over $108 billion in products online according to a Forrester Research Report. In addition, 6.3 million online shoppers will be added to the current number for each of the next five years representing more than 60 million U.S. households expected to be purchasing products online. As a result, competition for the attention of these online consumers and their dollars is expected to increase dramatically. There may be companies that are initially better financed and may have greater name recognition.



           One of the Company's competitors is "Catalog City," a four year old company which sells all items which appear in a vendor's catalog thereby duplicating the catalog and the vendor's web site, if any. In contrast, the Company only sells 20 of a client's items, none of which appear on its clients' web site. Since a client's items for sale on the saleoutlet.com web site are constantly changing, customers will always find new items. This creates an incentive to return to the site again and again. Other competitors include "Skymall" which began its Internet based business operations approximately two years ago and "Blue Fly"which commenced operations in 1998. Unlike vendors who sell products through "Skymall", the Company's clients only sell overstocks and sale items. "Blue Fly" is an on-line purchaser of merchandise overstocks from a manufacturer at a significantly reduced fixed cost which is usually $0.11 on the dollar. Management believes that their years of experience in the catalog marketing business prior to joining the Company will provide the Company with the creative and marketing edge necessary to compete effectively and successfully in the market place. Management further believes that its unique selling approach of using direct e-mail to the Company's database of customers, the ability of its clients to potentially achieve a significant return on its investment in a relatively short time period and the ease of use for customers differentiates it from other competitors and will create a positive environment for clients and customers.

         (5) Dependence on Major Customers

         The Company is not currently dependent on one or more major customers. The Internet has changed the way people shop providing convenience and the ability to comparison shop without leaving their home or office. Customers will log on to several sites searching for particular items and may periodically check other web sites to determine if a particular item is now on sale but will look to the Company's web site for sale items knowing that all merchandise is always priced at a discount from retail price. Management expects that once its web site becomes more popular, it will be included in a "favorites" list of consumers who shop on-line.

         Retailers have become very aware of the change in consumer shopping habits and have come to the realization that they must keep pace with these changes to stay competitive. Due to the ability of consumers to compare price, product, manufacturer and other factors on-line by the click of a mouse, retailers know that if they limit themselves to just one Internet address they run the risk of losing sales. Accordingly, they must include their products for sale on additional web sites to avail themselves of the greatest exposure to consumers on the Internet and to continually sell their merchandise. Further, retailers will also seek a competitive edge by selling merchandise at or near the same physical location of a competitor. Management believes that these factors will attract new clients to its web site, including those who compete in the traditional market place.

         (6)  Intellectual Property


         The technology used to power the Company's web site is a state of the art custom solution. Using the latest available technology, it is specifically designed to offer a user-friendly shopping interface together with an extremely powerful management system. The Company does not currently own any patents or copyrights but does own a federally registered trademark for its name, SaleOutlet. It does not have any software or other license agreements at the present time. The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark law, trade secret protection and confidentiality agreements now and copyright law, and/or license agreements possibly in the future, with its employees, partners and others to protect its proprietary rights. The Company currently requires that each employee execute a confidentiality agreement. There can be no assurance however that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its intellectual property.


         (7)  Governmental Approval

         At this point in time, there is no need for government approval of the Company's principal products or services.

         (8)  Governmental Approval, Regulation and Environmental Compliance

         The Company will be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other use taxes and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online.

         The enactment of any additional laws or regulations may impede the growth of the Internet which could, in turn, decrease the demand for the business, or otherwise have an adverse effect on the Company. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights or publicity, language requirements and content restrictions, is uncertain and could expose the Company to substantial liability.

         In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

         Any such new legislation or regulation or application or interpretation of existing laws could have an adverse effect on the Company's business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. The company believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on the Company.

         The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

         (9) Research and Development

         The Company intends to establish a small research and development team, composed of both core and rotating engineering and marketing personnel, who will develop and adopt new products, services, equipment, software and tools. The company believes that the results of this work will allow the Company to enhance its services as well as its ability to provide those services effectively. During the last two years, SaleOutlet has not incurred significant costs in connection with research and development, with such costs approximating $65,000 in the period between mid-March and early May, 1999.


         (10)     Employees and Facilities



         As of August 24, 1999, SaleOutlet had four (4) full-time and three (3) part-time employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. The Company expects the number of employees to grow significantly over the next twelve months. Competition for qualified personnel in certain areas of the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.



         The Company's executive offices are located in, and substantially all of its operating activities are conducted from, leased office space located in New York City. The Company believes that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company does not own any real estate.


         (c)  Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington,

D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

         (d)  Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been Year 2000 compliant since their acquisition. The Company keeps current with all updates and revisions with all software the Company currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any Year 2000 problems with the vendors of the software the Company utilizes. Nonetheless, the Company recognizes the problems which may arise in connection with the Year 2000 issue.


         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to survey its major clients to determine the extent to which their computer systems (insofar as they relate to the Company's business) are Year 2000 compliant. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its clients, or the extent to which it would be vulnerable to the client's failure to remediate any Year 2000 issues on a timely basis. The failure of a major client subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have an adverse effect on the Company. In addition, most of the purchases on the Company's web site are expected to be made with credit cards, and the Company's operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors. In a worst case scenario, if the Company's clients' computer systems or that of such clients' vendors do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, merchandise not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, the Company could lose customers, clients, and credibility which could have a material adverse effect on its business and its financial condition

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION OR PLAN OF OPERATION

Plan of Operation


         During the 12 month period following the filing of this Form 10-SB, the Company intends to use the funds it received from the private sale of its debt and equity securities in March, 1999 and May and June, 1999, respectively, to develop its operations and most importantly, for marketing and advertising of its Internet based business. The Company has allocated approximately $600,000 specifically for marketing and advertising. The Company raised approximately $1,100,000 through the sale of its securities, the balance of which has been used for website development ($125,000), equipment ($30,000), and the balance for working capital requirements. For the period ended July 31, 1999, the Company had revenues of $23,400 from web site design and production. Management anticipates that it will experience increased revenues in the third and fourth quarters of 1999 from holiday sales through its web site. It is also expected that revenues from initial site fees, maintenance fees and web site design and creation will increase as the Company adds new clients. Management anticipates that the funds received from the private placement and cash flow from revenues will be sufficient to finance the Company's working capital requirements for the next 12 months. If, however, there is a need for additional capital, such funding will likely come from the sale of the Company's debt and/or equity securities, the successful sale of which, if any, cannot be assured.


         From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements will depend on many factors, including the entrance into strategic alliances, increases in advertising, marketing and promotions, growth of the Company's customer base, economic conditions and other factors including the results of future operations.


         The Company currently has four full time employees. Management expects to hire approximately four additional people in the next 12 months. It is anticipated that two will be directly related to sales and customer service, one will be directly related to the design, development and technical support of the Company's website, and one will be directly related to general and administrative. The anticipated future cost associated with this planned increase in employees is $150,000. The number of employees actually hired will be based upon the Company's ability to support the increased cost through cash flow generated by its business.

ITEM 3.  DESCRIPTION OF PROPERTY


         The Company's executive offices are located in, and substantially all of its operating activities are conducted from, its leased office space located at 132 West 21st Street, New York, New York. The Company believes that it will be able to obtain suitable space as needed and has the physical ability to acquire additional office space at its current location. The Company leases its office space and does not own any real estate. The Company is not in the business of investing in real estate or real estate mortgages.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT


(a)      5% Shareholders.


         The following information sets forth certain information as of August 24, 1999 about each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock:

                           Name and Address                   Amount and Nature                  Percent
Title of Class             of Beneficial Owner                of Beneficial Ownership            of Class
--------------             -------------------                -----------------------            --------

Common                     Christopher Stys                   1,470,000                          16.3%
                           132 West 21st Street
                           New York, NY 10011

                           Roger Tichenor                       500,000                           5.5%
                           605 Crescent Executive Ct.
                           Suite 300
                           Lake Mary, FL 32746



(b) Security Ownership of Management:

Title of          Name and Address                   Amount and Nature                  Percent
Class             of Beneficial Owner                of Beneficial Ownership            of Class (1)
-----             -------------------                -----------------------            ------------
Common            Michael Aronowitz                           1,560,000                 17.2%
                  132 West 21st Street
                  New York, NY 10011

                  Jefferson Barr                              1,470,000                 16.3%
                  132 West 21st Street
                  New York, NY 10011

                  Lawrence Brown                                 10,000                 *
                  27 Wolver Hollow Road
                  Old Brookville, NY 11545

----------------
* Less than 1%



(1) All percentages are calculated based upon 9,048,271 shares issued and outstanding as of the date of filing this Form 10-SB.



(c) Changes in Control:

         There is no arrangement which may result in a change of control.




ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                  AND CONTROL PERSONS

(a)  Directors and Executive Officers



         As of August 24, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                                                 Period Served
Name                                Age              Position                                    As Director*
----                                ---              --------                                    ------------
Michael Aronowitz                   36               President and Director                      March 1999 to
                                                                                                 present

Jefferson Barr                      36               Vice President, Secretary                   March 1999 to
                                                     and Director                                present

Lawrence Brown                      53               Director                                    April 1999 to
                                                                                                 present

----------------------

(b)  Business Experience:


         Michael Aronowitz, age 36, has been president and a director of the Company since March, 1999. From 1991 to March, 1999, he was President of Z Michaels NY, Inc., a full service direct mail agency which he founded in 1991.
Z. Michaels designs and produces catalogs for specific target markets. Z Michaels is currently winding down its operations and expects to cease all business operations on or before December 31, 1999. From 1984 to 1991, Mr. Aronowitz was employed as sales manager for Concepts in Color, a catalog design and marketing company located in New York.


          Jefferson Barr, age 36, has been vice-president, secretary and a director of the Company since March, 1999. From 1995 to March, 1999, he was vice-president of Z Michaels NY, Inc. From 1992 until 1995, Mr. Barr was president of Mod Graphics, Inc., a company which specialized in the creation, production and marketing of direct mail advertising and mail order catalogs. From 1989 to 1992, he was the creative director for Averix USA and The Cockpit Catalog, a wholesale manufacturer and retail catalog of sportswear apparel and authentic aviation clothing and accessories. Mr. Barr received his Bachelor of Fine Arts degree in illustration and communication from the Parsons School of Design.

         Lawrence Brown, age 53, has been a director of the Company since April, 1999. Since 1981, Mr. Brown has been a partner in Professional Product Research, a closely-held company, and has responsibility for new product sales to over 100 domestic and foreign catalogs. For the past 25 years, Mr. Brown has been involved in the direct mail industry with experience in catalogs, lead generation, merchandising and creative development. He has assisted in the development of catalogs in Canada and South America and managed the "Dr. Leonard" catalog from concept to its position as the largest health care catalog in the world.

---------------
* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

c)  Directors of Other Reporting Companies:

         None of the Company's executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.

(d)  Employees:


         In addition to Messrs. Aronowitz and Barr, the Company employs two key individuals:

         Christopher Stys, age 36, has been the Company's part-time creative director since March, 1999. Since 1995, Mr. Stys has been secretary and treasurer of Z Michaels NY, Inc. It is anticipated that Mr. Stys will become the Company's full-time creative director by the end of the current fiscal year. From 1992 to 1995 , he was vice-president of Mod Graphics, Inc. and from 1990 to 1992, he was the art director for Averix USA. Mr. Stys received his Bachelor of Fine Arts degree from Edinboro University.

         Amy Gottenberg, age 31, has been vice-president of marketing and business development for the Company since June, 1999 From 1997 to June, 1999, she was a consultant to Meisel, Inc., a software distribution company, and Veritel Corporation, a voice recognition company, on matters relating to sales and business development. From 1996 to 1997, she was manager of electronic financial services for Donnelley Financial, a R.R. Donnelley & Sons company. From 1995 to 1996, Ms. Gottenberg was director of media products and services for Jupiter Communications. From 1994 to 1995, she was a new media and emerging technologies analyst for Simon & Schuster. From 1991 to 1994, Ms. Gottenberg was a consultant to AT&T, The Voyager Company and Futurevision Entertainment. She is a member of New York New Media and Venice Interactive Community, two online trade associations. Ms. Gottenberg received her Bachelor of Science degree in mass communications from Boston University and her Master of Professional Studies, Interactive Telecommunications Program, from New York University.

(e) Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)  Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:


         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;


         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.


ITEM 6.           EXECUTIVE COMPENSATION

         The Company did not compensate prior management in the years ended December 31, 1998, 1997 and 1996 since it did not engage in business during those years. The Company has commenced compensating Messrs. Aronowitz and Barr since they were appointed to their respective positions in March 1999. None of the Company's executive officers earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.

                           Summary Compensation Table

                                                                                       Long Term Compensation
                                                                                       ----------------------
                                    Annual Compensation                         Awards                      Payouts
                                    -------------------                         ------                      -------



                                                                   Annual       Restricted     Under-                   Other
Name and                                                           Compen-      Stock          lying       LTIP         Comp-
Principal Position                Year      Salary     Bonus       sation       Awards         Options     Payouts      ensation
------------------                ----      ------     -----       ------       ------         -------     -------      --------
Michael Aronowitz President
and Director                      1998      None       None        None         None           None        None         None
                                  1997      None       None        None         None           None        None         None
                                  1996      None       None        None         None           None        None         None

Jefferson Barr, Vice President,
Secretary and Director            1998      None       None        None         None           None        None         None
                                  1997      None       None        None         None           None        None         None
                                  1996      None       None        None         None           None        None         None



ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's Common Stock, except as disclosed in the following paragraphs:



           The Company has entered into five (5) years employment agreements with Michael Aronowitz, President of the Company and a director, and Jefferson Barr, vice president and secretary of the Company and a director. Pursuant to these employments agreements, Mr. Aronowitz and Mr. Barr are being compensated for their services at the rate of $75,000 per year in the first year and shall receive a 10% salary increase on each one year anniversary of their employment agreements. In addition, they have each been granted options to purchase an aggregate of 200,000 shares of the Company's restricted Common Stock at an exercise price of $ 1.25 per share based upon the fair market value per share of the Common Stock on August 11, 1999, the date of the employment agreements. The options are exercisable at any time in whole or in part during the term of their respective employment. The option is in addition to the 1,560,000 shares and 1,470,000 shares, respectively, each received after being appointed as officers and directors of the Company in March, 1999. These shares were issued as an incentive bonus to join the Company and develop an operating business and were valued at $.01 per share which was believed by then current management to be the fair value for the services to be received. The shares were issued at a time when there was no market for the Company's stock and before the Company began selling any shares of stock.

         The employment agreements provide that if Messrs. Aronowitz and Barr are terminated by the Company without cause (as defined in the employment agreements), each will be entitled to receive the lesser of (i) his base salary for one year from the date of termination plus the cash value of any accrued benefits, or (ii) the aggregate amount of his base salary plus the cash value of any benefits during the balance of the term of the agreements.

         The employment agreements also provide that Messrs. Aronowitz and Barr will not, during the term of the agreements or thereafter, disclose any confidential information of the Company without the prior written approval of the Company. Further, they will not during the term of the agreements and for a period of one (1) year thereafter, participate in any business or other enterprise that competes with the Company or solicit any of the Company's employees or customers or otherwise interfere with the Company's relationships and business.



           In June, 1999, Lawrence Brown received 10,000 shares of the Company's Common Stock upon appointment to the Board of Directors and will receive 10,000 additional shares for each year he serves as a member of the Board of Directors. The Company valued these shares at $1.00 per share which management believed is the fair value for the services to be received. Every non-employee director shall also receive 10,000 shares for each year of service on the Board and $400 for each meeting of the Board of Directors attended.

           On March 10, 1999, the Company entered into a Consulting Agreement with Roger Tichenor to provide services to the Company. Such services include consultation with respect to business structure and corporate development, new projects and growth strategies, identifying possible mergers, acquisitions and joint ventures and strategic planning. As compensation for these services, Mr. Tichenor received 500,000 shares of Common Stock. The Company valued these shares at $1.00 per share which management believed to be the fair value for the services to be received over the term of the Consulting Agreement. The shares were issued before the Company began selling stock at $1.50 per share. The shares issued to Mr. Tichenor were issued in reliance on an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of the shares.



         The Company was organized in September, 1995 by Andrew W. Berney, Douglas Ansell and Bruce N. Barton who served as President, Secretary and Treasurer, respectively, of the Company and as directors from September, 1995 until March, 1999. Each of Messrs. Berney, Ansell and Barton purchased 1,000,000 shares of the Company's common stock at $.001 per share in September, 1995.



ITEM 8.           DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and nonassessable.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS


Market Information:

         The Company's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "SLET". From September, 1998, when the Company's Common Stock was listed for trading on the OTC:BB, until on or about May, 1999, there was no trading market for the Company's Common Stock. Since such time there has been a limited trading market for the Company's Common Stock


         The following table sets forth the highest and lowest bid prices for the Common Stock for each calendar quarter and subsequent interim period since the Common Stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

Fiscal 1999                                 High Bid                            Low Bid
-----------                                 --------                            -------
First Quarter                               4 15/16                             3 3/4


Second Quarter
through August 23, 1999                     3 7/8                               1 1/16



         There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders:



         There were approximately 51 holders of record of the Company's Common Stock as of August 24, 1999.

Dividends:

         The Company has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.


ITEM 2.           LEGAL PROCEEDINGS

         The Company is not a party to, and none of the Company's property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.


ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


         There have been no disagreements with either of the Company's previous independent auditors. The Company has; however, changed auditors but not as a result of any disagreements.



ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES



         On March 31, 1999, the Company issued an aggregate of $155,000 principal amount Series A 12% Convertible Cumulative Promissory Notes which, in accordance with their terms, were converted as of June 30, 1999 into an aggregate of 103,333 shares of Common Stock to the following:

         Stephen Guarino                             50,000 shares
         James Arch                                  33,333 shares
         Douglas Nagel                               20,000 shares

In addition, each note holder received one share of Common Stock for each dollar of principal. Accordingly, Messrs. Guarino, Arch and Nagel received 75,000, 50,000 and 30,000 shares of Common Stock. All of these shares were issued in accordance with an exemption from registration provided by Section 4(2) of the Securities Act.

         In April, 1999, the Company issued a total of 4,480,000 shares of its Common Stock to Michael Aronowitz (1,560,000 shares), Jefferson Barr (1,470,000 shares) and Christopher Stys (1,470,000 shares) in consideration for them agreeing to become officers, directors and employees of the Company. These shares were issued in accordance with an exemption from registration provided by Section 4(2) of the Securities Act.

         In April, 1999, the Company issued 500,000 shares of Common Stock to Roger Tichenor pursuant to the terms of a Consulting Agreement between the Company and Mr. Tichenor dated March 10, 1999. These shares were issued in accordance with an exemption from registration provided by Section 4(2) of the Securities Act.


         On or about June 7, 1999, the Company issued an aggregate of 587,984 shares of its Common Stock to the following in accordance with an exemption provided by Rule 506 of Regulation D promulgated under the Securities Act:

         Todd Havemeister                                           20,000
         Michael A. Garcia                                          16,667
         Roberto Veitia                                             15,166
         Virginia Beasely                                            5,700
         Steven and Kimberly Bronson JTWROS                         15,000
         Tentrino-Val S.A.                                          16,668
         Select Media Ltd.                                          71,333
         James Skalko                                               66,667
         Physicians Radiology Profit Sharing                         6,667
         Frederick A. Lenz                                           6,667
         Peter Berney                                               70,000
         Ronnie L. Williams, Sr.                                     6,667
         Kimberly Dowda                                             16,666
         Edwards Capital Corporation                                16,666
         Expectation Company of Central Florida                     33,334
         Stephen Guarino                                            83,334
         Matthew Carley                                             23,334
         Douglas L. Carley                                          23,334
         Steven G. Weismann                                         16,667
         Robert D. Hall                                             20,000
         Seajay Capital Corporation                                 14,000
         Lee Meier                                                  16,750
         Charles DeVine                                              6,667


         On or about June 7, 1999, the Company issued 150,000 shares of its Common Stock to Noble House of Boston, Inc. pursuant to the terms of an agreement between the Company and Noble House of Boston dated May 7, 1999 for Noble House to provide the Company with public relations, advertising and promotional services.

         On or about June 7, 1999, the Company issued 10,000 shares of its Common Stock to Lawrence Brown for serving on the Company's Board of Directors.

         All certificates representing all of the foregoing shares issued by the Company bear a restrictive legend restricting transferability under the Securities Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

         Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the Company or for amount paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.751 of the Nevada General Corporation Law also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs above, or in defense of any claim, issue or matter therein, the Company shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the liability of a director or officer shall not be eliminated or limited for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of Section
78.300 of the Nevada Revised Statutes. The Articles of Incorporation further provide that any repeal or modification of the applicable Article shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for any acts or omissions prior to such repeal or modification.


PART F/S

Financial Statements


PART III.

ITEM 1.           Index to Exhibits

         The following exhibits are filed with this Form 10-SB:

Assigned Number                  Description
---------------                  -----------


(2)                              Articles of Incorporation, as amended*

(3)(ii)                          By-laws*

(16)                             Letter on change of certifying accountant*


(16) (i)                         Letter on change of certifying accountant**


(27)                             Financial Data Schedule**


----------------------
* Filed as an exhibit to Form 10-SB on July 1, 1999
** Filed as an exhibit to Amendment Number 1 on August 13, 1999

                                   SIGNATURES


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment Number 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  August 24, 1999.




                                                SALEOUTLET.COM, INC.


                                                By:/S/ Michael Aronowitz
                                                       -----------------
                                                       Michael Aronowitz
                                                       President


                                 SALEOUTLET.COM
                          (A Development Stage Company)
                                 BALANCE SHEETS


                                                                              June 30,           March 31,         December 31,
                                                                                1999               1999                1998
                                                                             (Unaudited)        (Unaudited)          (Audited)
                                                                             -----------        -----------          ---------
ASSETS
   CURRENT ASSETS
     Cash                                                                $         815,947   $          89,661  $                0
     Accounts receivable                                                            14,615                   0                   0
     Prepaid expenses                                                              590,417                   0                   0
                                                                         -----------------   -----------------  ------------------
                                                   TOTAL CURRENT ASSETS          1,420,979              89,661                   0
                                                                         -----------------   -----------------  ------------------

OTHER ASSETS
     Organization costs, net                                                            84                 102                 120
                                                                         -----------------   -----------------  ------------------

                                                                         $       1,421,063   $          89,763  $              120
                                                                         =================   =================  ==================

LIABILITIES AND EQUITY (DEFICIT)
   CURRENT LIABILITIES
     Accounts payable                                                    $          20,107   $           4,862  $                0
     Officer advances                                                                    0                 185                 185
     Convertible promissory notes                                                        0             155,000                   0
     Credit cards payable                                                              490               5,544                   0
                                                                         -----------------   -----------------  ------------------
                                              TOTAL CURRENT LIABILITIES             20,597             165,591                 185

STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, $.001 par value
     Authorized 50,000,000 shares
       Issued 9,156,287 shares (6,000,000 in 1998 and 3/99)                          9,156               6,000               6,000
     Additional paid-in capital                                                  1,951,207                   0                   0
     Deficit accumulated during development stage                                 (559,897)            (81,828)             (6,065)
                                                                         -----------------   -----------------  ------------------
                                   TOTAL STOCKHOLDERS' EQUITY (DEFICIT)          1,400,466             (75,828)                (65)
                                                                         -----------------   -----------------  ------------------

                                                                         $       1,421,063   $          89,763  $              120
                                                                         =================   =================  ==================



                                 SALEOUTLET.COM
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                                                                      9/1/95
                                                        Three months ended              Six months ended             (Date of
                                                             June 30,                       June 30,               inception) to
                                                        1999           1998           1999            1998            6/30/99
                                                   -------------  --------------  -------------  -------------  ------------------
INCOME
   Revenue                                         $      15,000  $            0  $      15,000  $           0  $           15,000
                                                   -------------  --------------  -------------  -------------  ------------------
                                     TOTAL INCOME         15,000               0         15,000              0              15,000

EXPENSES
   General and administrative                            497,152             100        507,897            100             513,722
   Amortization                                               18              18             36             36                 276
   Research and development                                    0               0         65,000              0              65,000
                                                   -------------  --------------  -------------  -------------  ------------------
                                                         497,170             118        572,933            136             578,998
                                                   -------------  --------------  -------------  -------------  ------------------
                             TOTAL OPERATING LOSS       (482,170)           (118)      (557,933)          (136)           (563,998)

OTHER INCOME
   Interest                                                4,101               0          4,101              0               4,101
                                                   -------------  --------------  -------------  -------------  ------------------

Net loss before income taxes                            (478,069)           (118)      (553,832)          (136)           (559,897)
                                                   -------------  --------------  -------------  -------------  ------------------

Income tax expense                                             0               0              0              0                   0
                                                   -------------  --------------  -------------  -------------  ------------------

                                         NET LOSS  $    (478,069) $         (118) $    (553,832) $        (136) $         (559,897)
                                                   =============  ==============  =============  =============  ==================

Loss per weighted average share                    $        (.06) $         (.00) $        (.10) $        (.00)
                                                   =============  ==============  =============  =============

Weighted average number of shares
   outstanding                                         8,250,180       6,000,000      5,700,090      6,000,000
                                                   =============  ==============  =============  =============



                                 SALEOUTLET.COM
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                                                      9/1/95
                                                                                        Six months ended             (Date of
                                                                                            June 30,               inception) to
                                                                                      1999            1998            6/30/99
                                                                                  -------------  -------------  ------------------
OPERATING ACTIVITIES
   Net (loss)                                                                     $    (553,832) $        (136) $         (559,897)
   Adjustments to reconcile net (loss) to cash used
     by operating activities:
       Amortization                                                                          36             36                 276
       Stock issued for expenses                                                        344,583              0             344,583
   Changes in assets and liabilities:
       Accounts receivable                                                              (14,615)             0             (14,615)
       Accounts payable and accrued expenses                                             20,597              0              20,597
       Officer advances                                                                    (185)           100                   0
                                                                                  -------------  -------------  ------------------

                                           NET CASH USED BY OPERATING ACTIVITIES       (203,416)             0            (209,056)

INVESTING ACTIVITIES
   Organization costs                                                                         0              0                (360)
                                                                                  -------------  -------------  ------------------

                                           NET CASH USED BY INVESTING ACTIVITIES              0              0                (360)

FINANCING ACTIVITIES
   Issue convertible promissory notes                                                   155,000              0             155,000
   Sale of common stock                                                                 864,363              0             870,363
                                                                                  -------------  -------------  ------------------

                                       NET CASH PROVIDED BY FINANCING ACTIVITIES      1,019,363              0           1,025,363
                                                                                  -------------  -------------  ------------------

                                                          INCREASE (DECREASE) IN
                                                       CASH AND CASH EQUIVALENTS        815,947              0             815,947

Cash and cash equivalents at beginning of period                                              0              0                   0
                                                                                  -------------  -------------  ------------------

                                      CASH AND CASH EQUIVALENTS AT END OF PERIOD  $     815,947  $           0  $          815,947
                                                                                  =============  =============  ==================

SUPPLEMENTAL INFORMATION

   Effective June 30, 1999 the Company issued 103,333 shares of its restricted common stock to retire $155,000 of convertible promissory notes and 155,000 shares for interest associated with the notes.

                                 SALEOUTLET.COM
                          (A Development Stage Company)
                SELECTED NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                  June 30, 1999

NOTE 1:       CHANGE IN CONTROL

              On March 1, 1999, the then current Board of Directors of Austin Underground, Inc. appointed Michael Aronowitz and Jefferson Barr to the Board of Directors and as President and Vice President, respectively of the Company. Immediately thereafter, the then current management and its previous Board of Directors resigned. Thereafter, in April 1999, Messrs. Aronowitz and Barr received 1,560,000 and 1,470,000 shares of the Company's common stock, respectively, and an additional 1,470,000 shares were issued to a key employee of the Company. Also, in April, 1999, prior officers returned an aggregate of 3,000,000 shares of common stock to the Company for cancellation. There was no reverse split of the common stock prior to the sale of 4,500,000 shares in April, 1999.

NOTE 2:       REVENUE RECOGNITION POLICY

              The Company recognizes commission income when a client sells a product through the Company's website.

              Revenue from site and change fees will be recognized at the point the service is rendered.

              Revenue from the rental of e-mail database information will be recognized when the information is provided to the client.

              Revenue from web site creation will be recognized when the web site is operational for the client.

              Revenue from catalog design and marketing will be recognized upon completion of the project.

              Revenue from web site advertising will be recognized over the period of the contract.

NOTE 3:       ISSUANCE OF COMMON STOCK FOR SERVICES


              During the six months ended June 30, 1999 the Company issued common stock for services. An aggregate of 4,500,000 shares were issued to three individuals as an incentive to join the Company and develop an operating business. These shares were valued at $.01 per share which then current management believed to be the fair value of the services to be provided. 500,000 shares were issued to a consultant and valued at $1.00 per share, which was believed by management to be the fair value of the services to be received. The shares were issued when there was no market for the Company's stock and before the Company began selling stock for $1.50 per share. The Company issued 150,000 shares of stock for advertising services. The shares were valued at $1.50 per share which the Company believes is fair value for the services to be received. The Company also issued 10,000 shares to a director and valued the shares at $1.00 per share which the Company believes is fair value for the services to be provided by the director. At June 30, 1999 an amount of $590,417 has been recorded as a prepaid expense and $144,583 is reflected in general and administrative expenses. The Company also issued 155,000 shares of stock valued at $1.00 per share as a premium to encourage three holders of convertible promissory notes to convert their notes to shares of common stock at $1.50 per share. The $155,000 has been treated as interest expense and is reflected in general and administrative expenses.

NOTE 4:       COSTS OF DOING BUSINESS

              The financial statements include all costs of doing business. Officers are being compensated on a monthly basis at a rate which is reasonable in the industry and have not performed services for which they have not been compensated. All costs of doing business are reflected in the financial statements. The financial statements are prepared on the accrual basis of accounting to properly record revenue and expenses.